EXHIBIT 2

FIRSTSERVICE CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

Year ended

December 31, 2015

FIRSTSERVICE CORPORATION

MANAGEMENT’S REPORT

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements and management discussion and analysis (“MD&A”) of FirstService Corporation (the “Company”) and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America using the best estimates and judgments of management, where appropriate. The most significant of these accounting principles are set out in Note 2 to the consolidated financial statements. Management has prepared the financial information presented elsewhere in this annual report and has ensured that it is consistent with the consolidated financial statements.

The MD&A has been prepared in accordance with National Instrument 51-102 of the Canadian Securities Administrators, taking into consideration other relevant guidance, including Regulation S-K of the US Securities and Exchange Commission.

The Board of Directors of the Company has an Audit Committee consisting of three independent directors. The Audit Committee meets regularly to review with management and the independent auditors any significant accounting, internal control, auditing and financial reporting matters.

These consolidated financial statements have been audited by PricewaterhouseCoopers LLP, which have been appointed as the independent registered public accounting firm of the Company by the shareholders. Their report outlines the scope of their examination and opinion on the consolidated financial statements. As auditors, PricewaterhouseCoopers LLP have full and independent access to the Audit Committee to discuss their findings.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of its effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has excluded nine individually insignificant entities acquired by the Company during the last fiscal period from its assessment of internal control over financial reporting as at December 31, 2015. The total assets and total revenues of the nine majority-owned entities represent 0.7% and 2.2%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2015.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2015, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2015, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2015, has been audited by PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm as stated in their report which appears herein.

/s/ D. Scott Patterson Chief Executive Officer	/s/ Jeremy Rakusin Chief Financial Officer

February 23, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of FirstService Corporation

We have audited the accompanying consolidated and carve-out combined balance sheets of FirstService Corporation and its subsidiaries as of December 31, 2015 and 2014 and the related consolidated and carve-out combined statements of earnings, consolidated and carve-out combined statements of comprehensive earnings, consolidated and carve-out combined statements of shareholders’ equity and consolidated and carve-out combined statement of cash flows for each of the years in the three-year period ended December 31, 2015 (the financial statements). We also have audited FirstService Corporation and its subsidiaries’ internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the company’s internal control over financial reporting based on our integrated audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded nine entities from its assessment of internal control over financial reporting as of December 31, 2015 because these entities were acquired by the company in purchase business combinations during 2015. We have also excluded nine entities acquired from our audit of internal control over financial reporting. Total assets and total revenues of these majority owned entities represent 0.7% and 2.2%, respectively, of the related financial statement amounts as of and for the year ended December 31, 2015.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FirstService Corporation and its subsidiaries as of December 31, 2015 and December 31, 2014 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, FirstService Corporation and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario

February 23, 2016

FIRSTSERVICE CORPORATION

CONSOLIDATED AND CARVE-OUT COMBINED STATEMENTS OF EARNINGS

(in thousands of US dollars, except per share amounts)

Years ended December 31	2015	2014	2013

Revenues	$1,264,077	$1,132,002	$1,038,087
Cost of revenues (exclusive of depreciation and amortization shown below)	883,963	800,046	731,204
Selling, general and administrative expenses	279,235	258,678	229,829
Depreciation	18,836	17,730	15,710
Amortization of intangible assets	10,148	8,744	12,422
Accelerated amortization of intangible assets	-	-	11,184
Acquisition-related items	408	1,183	655
Spin-off transaction costs	740	-	-
Operating earnings	70,747	45,621	37,083

Interest expense, net	9,077	6,932	12,826
Other expense, net	60	255	20
Earnings before income tax	61,610	38,434	24,237
Income tax (note 12)	23,412	12,242	5,785
Net earnings	38,198	26,192	18,452

Non-controlling interest share of earnings	4,560	3,105	1,253
Non-controlling interest redemption increment (note 9)	12,243	10,117	14,004
Net earnings attributable to Company	$21,395	$12,970	$3,195

Net earnings per common share (note 13)
Basic	$0.59	$0.36	$0.09
Diluted	$0.59	$0.36	$0.09

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED AND CARVE-OUT COMBINED STATEMENTS OF COMPREHENSIVE EARNINGS

(in thousands of US dollars)

Years ended December 31	2015	2014	2013

Net earnings	$38,198	$26,192	$18,452
Foreign currency translation (loss) gain	(4,124)	24	2,174
Comprehensive earnings	34,074	26,216	20,626

Less: Comprehensive earnings attributable to non-controlling shareholders	16,803	13,222	15,257

Comprehensive earnings attributable to Company	$17,271	$12,994	$5,369

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED AND CARVE-OUT COMBINED BALANCE SHEETS

(in thousands of US dollars)

As at December 31	2015	2014
Assets
Current assets
Cash and cash equivalents	$45,560	$66,790
Restricted cash	3,769	3,657
Accounts receivable, net of allowance of $7,182 (December 31, 2014 - $9,581)	114,521	115,143
Income tax recoverable	9,628	16,262
Inventories (note 4)	16,155	9,489
Prepaid expenses and other current assets	21,749	20,715
Deferred income tax (note 12)	18,840	18,667
	230,222	250,723

Other receivables	3,833	4,581
Other assets	2,176	155
Fixed assets (note 5)	57,575	55,203
Deferred income tax (note 12)	6,553	4,572
Intangible assets (note 6)	79,478	82,877
Goodwill (note 7)	220,646	217,433
	370,261	364,821
	$600,483	$615,544

Liabilities and shareholders' equity
Current liabilities
Accounts payable	$24,143	$24,687
Accrued liabilities (note 4)	77,900	55,563
Income tax payable	1,553	5,650
Unearned revenues	18,474	16,079
Long-term debt - current (note 8)	4,041	17,725
Contingent acquisition consideration - current (note 15)	2,206	4,586
Deferred income tax (note 12)	1,782	1,804
	130,099	126,094

Long-term debt - non-current (note 8)	197,158	221,632
Contingent acquisition consideration (note 15)	1,110	1,509
Other liabilities	13,560	12,398
Deferred income tax (note 12)	13,971	14,236
	225,799	249,775
Redeemable non-controlling interests (note 9)	77,559	80,926

Shareholders' equity	167,026	158,749
	$600,483	$615,544

Commitments and contingencies (notes 10 and 16)

The accompanying notes are an integral part of these financial statements.

On behalf of the Board of Directors,

/s/ Bernard I. Ghert	/s/ D. Scott Patterson
Director	Director

FIRSTSERVICE CORPORATION

CONSOLIDATED AND CARVE-OUT COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands of US dollars)

	FirstService's net investment	Accumulated other comprehensive earnings (loss)	Total net investment

Balance, December 31, 2012	175,781	(947)	174,834

Net distributions to FirstService	(13,403)	-	(13,403)
Stock option expense	1,860	-	1,860
Net earnings attributable to New FSV	3,195	-	3,195
Other comprehensive earnings	-	2,174	2,174
Balance, December 31, 2013	167,433	1,227	168,660

Net distributions to FirstService	(24,624)	-	(24,624)
Stock option expense	1,719	-	1,719
Net earnings attributable to New FSV	12,970	-	12,970
Other comprehensive earnings	-	24	24
Balance, December 31, 2014	$157,498	$1,251	$158,749

The accompanying notes are an integral part of these carve-out combined financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED AND CARVE-OUT COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and outstanding shares	Amount	Contributed surplus	Deficit	other comprehensive earnings	Owner's Net Investment	Total

Balance, December 31, 2014	-	$-	$-	$-	$1,251	$157,498	$158,749
Net distributions to Old FSV	-	-	-	-	-	(7,470)	(7,470)
Net earnings	-	-	-	18,187	-	3,208	21,395
Issuance of common stock in connection with the Arrangement	35,970,605	130,471	-	-	-	(130,471)	-
Settlement of owner's net investment to contributed surplus in connection with the Arrangement	-	-	33,095	-	-	(22,765)	10,330
Other comprehensive earnings	-	-	-	-	(4,124)	-	(4,124)
Subsidiaries’ equity transactions	-	-	421	-	-	421
Subordinate Voting Shares:
Stock option expense	-	-	1,191	-	-	-	1,191
Stock options exercised	480,000	7,524	(744)	-	-	-	6,780
Tax benefit on options exercised	-	-	10,017	-	-	-	10,017
Dividends	-	-	-	(10,796)	-	-	(10,796)
Purchased for cancellation	(511,594)	(1,924)	-	(17,543)	-	-	(19,467)
Balance, December 31, 2015	35,939,011	$136,071	$43,980	$(10,152)	$(2,873)	$-	$167,026

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED AND CARVE-OUT COMBINED STATEMENTS OF CASH FLOWS

(in thousands of US dollars)

Years ended December 31	2015	2014	2013
Cash provided by (used in)
Operating activities
Net earnings	$38,198	$26,192	$18,452
Items not affecting cash:
Depreciation and amortization	28,984	26,474	39,316
Deferred income tax	(3,535)	(2,479)	(7,838)
Other	1,300	2,056	2,256
Incremental tax benefit on stock options exercised	(10,017)	-	-
Changes in non-cash working capital:
Accounts receivable	2,892	3,231	(12,134)
Inventories	(6,108)	72	(1,124)
Prepaid expenses and other current assets	(1,045)	(3,327)	(5,243)
Accounts payable	(1,166)	(252)	3,969
Accrued liabilities	21,130	(1,743)	2,425
Income tax payable	11,402	(6,169)	(5,373)
Unearned revenues	2,395	741	(809)
Other liabilities	3,239	660	528
Contingent acquisition consideration paid	(579)	(279)	-
Net cash provided by operating activities	87,090	45,177	34,425
Investing activities
Acquisitions of businesses, net of cash acquired (note 3)	(12,340)	(16,686)	(6,423)
Purchases of fixed assets	(19,694)	(22,439)	(16,744)
Changes in restricted cash	(112)	(776)	(1,464)
Other investing activities	(132)	-	72
Net cash used in investing activities	(32,278)	(39,901)	(24,559)
Financing activities
Net increase (repayment) of long-term debt prior to spin-off	(220,953)	13,492	9,055
Debt allocated under spin-off	208,690	-	-
Repayment of long-term debt after spin-off	(25,899)	-	-
Net contributions (distributions) from/to Old FSV	1,995	(21,272)	(8,495)
Financing fees paid	(1,092)	-	-
Purchases of non-controlling interests	(18,939)	(11,206)	(4,978)
Sale of interests in subsidiaries to non-controlling interests	1,122	142	365
Contingent acquisition consideration paid	(6,593)	(1,774)	(350)
Proceeds received on exercise of stock options	6,780	-	-
Incremental tax benefit on stock options exercised	10,017	-	-
Dividends paid to common shareholders	(7,196)	-	-
Distributions paid to non-controlling interests	(3,602)	(4,008)	(3,037)
Repurchases of Subordinate Voting Shares	(19,467)	-	-
Net cash used in financing activities	(75,137)	(24,626)	(7,440)
Effect of exchange rate changes on cash	(905)	(226)	(530)
(Decrease) increase in cash and cash equivalents	(21,230)	(19,576)	1,896
Cash and cash equivalents, beginning of year	66,790	86,366	84,470
Cash and cash equivalents, end of year	$45,560	$66,790	$86,366

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

NOTES TO CONSOLIDATED AND CARVE-OUT COMBINED FINANCIAL STATEMENTS

(in thousands of US dollars, except share and per share amounts)

1.	Description of the business

FirstService Corporation (the “Company”) is a North American provider of residential property management and other essential property services to residential and commercial customers. The Company’s operations are conducted in two segments: FirstService Residential and FirstService Brands. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.

FirstService Residential is a full-service property manager and in many markets provides a full range of ancillary services primarily in the following areas: (i) on-site staffing, including building engineering and maintenance, full-service amenity management, security, concierge and front desk personnel, and landscaping; (ii) proprietary banking and insurance products; and (iii) energy conservation and management solutions.

FirstService Brands provides a range of essential property services to residential and commercial customers in North America through franchise networks and company-owned locations. The principal brands in this division include Paul Davis Restoration, California Closets, Certa Pro Painters, Pillar to Post Home Inspectors, Floor Coverings International, College Pro Painters and Service America.

Spin-off

FirstService Corporation (formerly named New FSV Corporation) (the “Company”) was incorporated on October 6, 2014 and began independent operations on June 1, 2015, as a result of a plan of arrangement (the “spin-off”) involving former FirstService Corporation (“Old FSV”) whereby Old FSV was separated into two independent publicly traded companies – Colliers International Group Inc. (“Colliers”), a global commercial real estate services firm, and the Company, new FirstService Corporation, a North American provider of residential property management and other essential property services firm. Under the spin-off, Old FSV shareholders received one Colliers share and one Company share of the same class as each Old FSV share previously held. The Company’s Subordinate Voting Shares began trading on a “when issued” basis on the Toronto Stock Exchange on May 27, 2015. Regular trading of the Company’s Subordinate Voting Shares began on the Toronto Stock Exchange and The NASDAQ Stock Market on June 2, 2015.

On June 1, 2015, the Company entered into a transitional services and separation agreement pursuant to which, on an interim basis, Colliers (formerly Old FSV) and the Company have agreed to provide each other with certain services and facilities in order to assist in the transition to separate public companies. The transitional services and facilities include, among other things, certain information technology, accounting and tax services and the lease of a portion of certain premises, and continue for a period of 12 months after the completion of the spin-off. The transitional services and separation agreement reflect terms negotiated in anticipation of each company being a stand-alone public company, each with independent directors and management teams.

The financial statements include the carve-out combined results for the period from January 1 to May 31, 2015 prior to the spin-off with Old FSV, in addition to the consolidated results for the period from June 1 to December 31, 2015 as described below. The financial results for the periods prior to June 1, 2015 represent the financial position, results of operations and cash flows of the businesses transferred to the Company on a carve-out basis.

The historical financial information prior to June 1, 2015 has been derived from the accounting records of Old FSV using the historical results of operations and historical basis of assets and liabilities of the businesses transferred to the Company on a carve-out accounting basis.

The operating results of the Company were specifically identified based on Old FSV’s divisional organization. Certain other expenses presented in the financial statements represent allocations and estimates of the costs of services incurred by Old FSV.

Salaries, benefits and incentive compensation have been reflected in the carve-out period based on employee services that were specifically identifiable with New FSV, as well as Management’s best estimate to allocate shared employee costs. These costs are reflected in the Corporate segment (see note 18). Net interest has been calculated primarily using the debt balances allocated to the Company.

Income Taxes have been recorded as if the Company and its subsidiaries had been separate tax paying legal entities, each filing a separate tax return in the jurisdictions that it currently operates in. The calculation of income taxes is based on a number of assumptions, allocations and estimates, including those used to prepare the Carve-out Combined Financial Statements.

Management believes the assumptions underlying the Carve-out Combined Financial Statements are reasonable. However, the financial statements herein may not reflect the Company’s financial position, results of operations, and cash flows had the Company been a standalone company during the periods presented or what the Company’s operations, financial position, and cash flows will be in the future.

2.	Summary of significant accounting policies

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are related to the determination of fair values of assets acquired and liabilities assumed in business combinations, recoverability of goodwill and intangible assets, estimated fair value of contingent consideration related to acquisitions, and the collectability of accounts receivable. Actual results could be materially different from these estimates.

Significant accounting policies are summarized as follows:

Basis of consolidation

The consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and those variable interest entities where the Company is the primary beneficiary. Where the Company does not have a controlling interest but has the ability to exert significant influence, the equity method is used. Inter-company transactions and accounts are eliminated on consolidation.

Cash and cash equivalents

Cash equivalents consist of short-term interest-bearing securities, which are readily convertible into cash and have original maturities at the date of purchase of three months or less.

Restricted cash

Restricted cash consists of cash over which the Company has legal ownership but is restricted as to its availability or intended use, including funds held on behalf of clients and franchisees.

Inventories

Inventories are carried at the lower of cost and market. Cost is determined using the weighted average method. Work-in-progress inventory relates to real estate project management projects in process and are accounted for using the percentage of completion method.

Fixed assets

Fixed assets are carried at cost less accumulated depreciation. The costs of additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. Fixed assets are reviewed for impairment whenever events or circumstances indicate that the carrying value of an asset group may not be recoverable. An impairment loss is recorded to the extent the carrying amount exceeds the estimated fair value of an asset group. Fixed assets are depreciated over their estimated useful lives as follows:

Buildings	20 to 40 years straight-line
Vehicles	3 to 5 years straight-line
Furniture and equipment	3 to 10 years straight-line
Computer equipment and software	3 to 5 years straight-line
Leasehold improvements	term of the lease to a maximum of 10 years

Fair value

The Company uses the fair value measurements framework for financial assets and liabilities and for non-financial assets and liabilities that are recognized or disclosed at fair value on a non-recurring basis. The framework defines fair value, gives guidance for measurement and disclosure, and establishes a three-level hierarchy for observable and unobservable inputs used to measure fair value. An asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The three levels are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – Observable market-based inputs other than quoted prices in active markets for identical assets or liabilities

Level 3 – Unobservable inputs for which there is little or no market data, which requires the Company to develop its own assumptions

Financing fees

Financing fees related to the revolving credit facility and Senior Notes are deferred and amortized to interest expense using the effective interest method.

Goodwill and intangible assets

Goodwill represents the excess of purchase price over the fair value of assets acquired and liabilities assumed in a business combination and is not subject to amortization.

Intangible assets are recorded at fair value on the date they are acquired. Indefinite life intangible assets are not subject to amortization. Where lives are finite, they are amortized over their estimated useful lives as follows:

Customer lists and relationships	straight-line over 4 to 20 years
Franchise rights	by pattern of use, currently estimated at 2.5% to 15% per year
Trademarks and trade names	straight-line over 5 to 35 years
Management contracts and other	straight-line over life of contract ranging from 2 to 15 years

The Company reviews the carrying value of finite life intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable from the estimated future cash flows expected to result from their use and eventual disposition. If the sum of the undiscounted expected future cash flows is less than the carrying amount of the asset group, an impairment loss is recognized. Measurement of the impairment loss is based on the excess of the carrying amount of the asset group over the fair value calculated using an income approach.

Goodwill and indefinite life intangible assets are tested for impairment annually, on August 1, or more frequently if events or changes in circumstances indicate the asset might be impaired, in which case the carrying amount of the asset is written down to fair value.

Impairment of goodwill is tested at the reporting unit level. The Company has five reporting units determined with reference to business segment, customer type, service delivery model and geography. Impairment is tested by first assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Where it is determined to be more likely than not that its fair value is greater than its carrying amount, then no further testing is required. Where the qualitative analysis is not sufficient to support that the fair value exceeds the carrying amount then a two-step goodwill impairment test is performed. In the first step, the reporting unit’s carrying amount, including goodwill, is compared to the estimated fair value of the reporting unit. The fair values of the reporting units are estimated using an income approach. The fair value measurement is classified within Level 3 of the fair value hierarchy. If the carrying amount of the reporting unit exceeds its fair value, then a second step is performed to measure the amount of impairment loss, if any. Certain assumptions are used to determine the fair value of the reporting units, the most sensitive of which are estimated future cash flows and the discount rate applied to future cash flows. Changes in these assumptions could result in a materially different fair value.

Impairment of indefinite life intangible assets is tested by comparing the carrying amount to the estimated fair value on an individual intangible asset basis.

Redeemable non-controlling interests

Redeemable non-controlling interests (“RNCI”) are recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur.

Revenue recognition and unearned revenues

(a) Franchisor operations

The Company operates several franchise systems within its FirstService Brands segment. Initial franchise fees are recognized when all material services or conditions related to the sale of the franchise have been performed or satisfied. Royalty revenues are recognized based on a contracted percentage of franchisee revenues, as reported by the franchisees. Revenues from administrative and other support services, as applicable, are recognized as the services are provided.

(b) Service operations other than franchisor operations

Revenues are recognized at the time the service is rendered. Certain services including but not limited to real estate project management projects in process, are recognized on the percentage of completion method, in the ratio of actual costs to total estimated contract costs. In cases where anticipated costs to complete a project exceed the revenue to be recognized, a provision for the additional estimated losses is recorded in the period when the loss becomes apparent. Amounts received from customers in advance of services being provided are recorded as unearned revenues when received.

Stock-based compensation

For equity classified awards, compensation cost is measured at the grant date based on the estimated fair value of the award. The related stock option compensation expense is allocated using the graded attribution method.

Notional value appreciation plans

Under these plans, subsidiary employees are compensated if the notional value of the subsidiary increases. Awards under these plans generally have a term of up to ten years and a vesting period of five years. The increase in notional value is calculated with reference to growth in earnings relative to a fixed threshold amount plus or minus changes in indebtedness relative to a fixed opening amount. If an award is subject to a vesting condition, then graded attribution is applied to the intrinsic value. The related compensation expense is recorded in selling, general and administrative expenses and the liability is recorded in accrued liabilities.

Foreign currency translation

Assets, liabilities and operations of foreign subsidiaries are recorded based on the functional currency of each entity. For certain foreign operations, the functional currency is the local currency, in which case the assets, liabilities and operations are translated at current exchange rates from the local currency to the reporting currency, the US dollar. The resulting unrealized gains or losses are reported as a component of accumulated other comprehensive earnings. Realized and unrealized foreign currency gains or losses related to any foreign dollar denominated monetary assets and liabilities are included in net earnings.

Income tax

Income tax has been provided using the asset and liability method whereby deferred income tax assets and liabilities are recognized for the expected future income tax consequences of events that have been recognized in the consolidated financial statements or income tax returns. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to reverse, be recovered or settled. The effect on deferred income tax assets and liabilities of a change in income tax rates is recognized in earnings in the period in which the change occurs. A valuation allowance is recorded unless it is more likely than not that realization of a deferred income tax asset will occur based on available evidence.

The Company recognizes uncertainty in tax positions taken or expected to be taken in a tax return by recording a liability for unrecognized tax benefits on its balance sheet. Uncertainties are quantified by applying a prescribed recognition threshold and measurement attribute.

The Company classifies interest and penalties associated with income tax positions in income tax expense.

Business combinations

All business combinations are accounted for using the purchase method of accounting. Transaction costs are expensed as incurred.

The fair value of the contingent consideration is classified as a financial liability and is recorded on the balance sheet at the acquisition date and is re-measured at fair value at the end of each period until the end of the contingency period, with fair value adjustments recognized in earnings. However, if the contingent consideration includes an element of compensation to the vendors (i.e. it is tied to continuing employment or it is not linked to the business valuation), then the portion of contingent consideration related to such element is treated as compensation expense over the expected employment period.

3.	Acquisitions

2015 acquisitions:

The Company acquired controlling interests in nine businesses, seven in the FirstService Residential segment and two in the FirstService Brands segment. In the FirstService Residential segment, the Company acquired controlling interests in firms operating in Texas, California, New York, Florida, Nevada and British Columbia. In the FirstService Brands segment, the Company acquired a Paul Davis Restoration franchise in Pennsylvania, as well as a California Closets franchise in Colorado, both of which will be operated as Company-owned locations.

Details of these acquisitions are as follows:

Aggregate Acquisitions

Current assets	$2,502
Non-current assets	2,000
Current liabilities	(1,689)
Long-term liabilities	(64)
Redeemable non-controlling interest	(1,696)
$1,053

Cash consideration, net of cash acquired of $175	$(12,340)
Acquisition date fair value of contingent consideration	(4,544)
Total purchase consideration	$(16,884)

Acquired intangible assets	$8,891
Goodwill	$6,940

2014 acquisitions:

The Company acquired controlling interests in eight businesses, five in the FirstService Residential segment and three in the FirstService Brands segment. In the FirstService Residential segment, the Company acquired regional firms operating in Minnesota, Texas, California and Arizona. In the FirstService Brands segment, the Company acquired a national franchisor providing restorations services in Canada, as well as two California Closets franchises in Florida and Chicago which will be operated as Company-owned locations.

Details of these acquisitions are as follows:

Aggregate Acquisitions

Current assets	$644
Long-term assets	1,452
Current liabilities	(1,100)
Long-term liabilities	(216)
Redeemable non-controlling interest	(1,676)
$(896)

Note consideration	$(440)
Cash consideration, net of cash acquired of $797	(16,686)
Acquisition date fair value of contingent consideration	(4,499)
Total purchase consideration	$(21,625)

Acquired intangible assets	$14,377
Goodwill	$8,144

2013 acquisitions:

The Company completed three acquisitions in the FirstService Residential segment, acquiring firms operating in Missouri, Florida and Alberta to expand its geographic presence in these markets.

Details of these acquisitions are as follows:

Aggregate Acquisitions

Current assets	$271
Long-term assets	142
Current liabilities	(704)
Long-term liabilities	-
$(291)

Note consideration	$(560)
Cash consideration, net of cash acquired of $485	(6,423)
Acquisition date fair value of contingent consideration	(1,446)
Total purchase consideration	$(8,429)

Acquired intangible assets	$5,427
Goodwill	$3,293

Acquisition-related transaction costs for the year ended December 31, 2015 totaled $408 (2014 - $1,183; 2013 - $655) and were recorded as expense under the caption “acquisition-related items”.

In all years presented, the fair values of non-controlling interests were determined using an income approach with reference to a discounted cash flow model using the same assumptions implied in determining the purchase consideration.

The purchase price allocations of acquisitions resulted in the recognition of goodwill. The primary factors contributing to goodwill are assembled workforces, synergies with existing operations and future growth prospects. For acquisitions completed during the year ended December 31, 2015, goodwill in the amount of $6,753 is deductible for income tax purposes (2014 - $7,620; 2013 - $508).

The Company typically structures its business acquisitions to include contingent consideration. Vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to three-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period. If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

The fair value of the contingent consideration liability recorded on the consolidated balance sheet as at December 31, 2015 was $3,316 (see note 15). The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is determined based on the formula price and the likelihood of achieving specified earnings levels over the contingency period, and ranges from $3,005 to a maximum of $3,535. These contingencies will expire during the period extending to September 2017. During the year ended December 31, 2015, $7,172 was paid with reference to such contingent consideration (2014 - $2,053; 2013 - $350).

The acquisitions referred to above were accounted for by the purchase method of accounting for business combinations. Accordingly, the accompanying consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates. The consideration for the acquisitions during the year ended December 31, 2015 was financed from borrowings on the Company’s revolving credit facility and cash on hand.

The amounts of revenues and earnings contributed from the date of acquisition and included in the Company’s consolidated results for the year ended December 31, 2015, and the supplemental pro forma revenues and earnings of the combined entity had the acquisition date been January 1, 2014, are as follows:

	Revenues	Net earnings

Actual from acquired entities for 2015	$27,728	$567
Supplemental pro forma for 2015 (unaudited)	1,278,580	38,912
Supplemental pro forma for 2014 (unaudited)	1,188,771	28,999

Supplemental pro forma results were adjusted for non-recurring items.

4.	Components of working capital accounts

	December 31, 2015	December 31, 2014

Inventories
Work-in-progress	$6,465	$1,064
Finished goods	5,489	4,189
Supplies and other	4,201	4,236
	$16,155	$9,489

Accrued liabilities
Accrued payroll and benefits	$45,690	$34,662
Value appreciation plans	7,110	5,082
Customer advances	243	376
Other	24,857	15,443
	$77,900	$55,563

5.	Fixed assets

December 31, 2015

	Cost	Accumulated depreciation	Net

Land	$2,519	$-	$2,519
Buildings	10,231	4,028	6,203
Vehicles	35,983	26,031	9,952
Furniture and equipment	43,399	29,435	13,964
Computer equipment and software	69,405	48,628	20,777
Leasehold improvements	20,737	16,577	4,160
	$182,274	$124,699	$57,575

December 31, 2014

	Cost	Accumulated depreciation	Net

Land	$2,524	$-	$2,524
Buildings	10,126	3,724	6,402
Vehicles	32,253	23,564	8,689
Furniture and equipment	39,373	27,322	12,051
Computer equipment and software	62,451	44,605	17,846
Leasehold improvements	17,030	9,339	7,691
	$163,757	$108,554	$55,203

Included in fixed assets are vehicles, office and computer equipment under capital lease at a cost of $4,662 (2014 - $3,941) and net book value of $2,877 (2014 - $2,651).

6.	Intangible assets

December 31, 2015

	Gross carrying amount	Accumulated amortization	Net

Customer lists and relationships	$75,279	$28,816	$46,463
Franchise rights	36,539	15,195	21,344
Trademarks and trade names:	22,002	11,147	10,855
Management contracts and other	16,648	15,832	816
	$150,468	$70,990	$79,478

December 31, 2014

	Gross carrying amount	Accumulated amortization	Net

Customer lists and relationships	$77,934	$30,684	$47,250
Franchise rights	36,785	13,706	23,079
Trademarks and trade names	22,847	10,588	12,259
Management contracts and other	12,613	12,324	289
	$150,179	$67,302	$82,877

During the year ended December 31, 2015, the Company acquired the following intangible assets:

	Amount	Estimated weighted average amortization period (years)

Customer lists and relationships	$2,580	20.0
Franchise rights	1,300	10.0
Trademarks and trade names	710	5.6
Management Contracts and other	4,301	11.5
	$8,891	11.5

The following is the estimated annual amortization expense for recorded intangible assets for each of the next five years ending December 31:

2016	$9,547
2017	8,515
2018	8,207
2019	7,900
2020	7,649

7.	Goodwill

	FirstService Residential	FirstService Brands	Consolidated

Balance, December 31, 2013	$162,903	$48,591	$211,494
Goodwill acquired during the year	4,288	3,856	8,144
Other items	(406)	-	(406)
Foreign exchange	(1,395)	(404)	(1,799)
Balance, December 31, 2014	165,390	52,043	217,433
Goodwill acquired during the year	4,794	2,146	6,940
Other items	157	-	157
Foreign exchange	(2,892)	(992)	(3,884)
Balance, December 31, 2015	$167,449	$53,197	$220,646

A test for goodwill impairment is required to be completed annually, in the Company’s case as of August 1, or more frequently if events or changes in circumstances indicate the asset might be impaired. No goodwill impairments were identified in 2015, 2014 or 2013.

8.	Long-term debt

December 31, 2015

Revolving credit facility	$49,453
3.84% Notes	150,000
Capital leases maturing at various dates through 2020	1,356
Other long-term debt maturing at various dates up to 2017	390
201,199
Less: current portion	4,041
Long-term debt - non-current	$197,158

In conjunction with the spin-off, on June 1, 2015, the Company assumed from Old FSV $150 million of senior secured notes (the “Senior Notes”) bearing interest at a rate of 3.84% to 4.84%, depending on leverage ratios. The Senior Notes are due on January 16, 2025, with five annual equal repayments beginning on January 16, 2021.

The Company has indemnified the holders of the Senior Notes from all withholding tax that is or may become applicable to any payments made by the Company on the Senior Notes. The Company believes this exposure is not material as of December 31, 2015.

On June 1, 2015, the Company entered into a credit agreement with a syndicate of banks to provide a committed multi-currency revolving credit facility (the “Facility”) of $200 million. The Facility has a 5-year term ending June 1, 2020 and bears interest at 0.25% to 2.50% over floating reference rates, depending on certain leverage ratios. The weighted average interest rate for 2015 was 2.0%. The revolving credit facility had $144,628 of available un-drawn credit as at December 31, 2015. As of December 31, 2015, letters of credit in the amount of $5,918 were outstanding ($7,856 as at December 31, 2014). The Facility requires a commitment fee of 0.25% to 0.50% of the unused portion, depending on certain leverage ratios. At any time during the term, the Company has the right to increase the Facility by up to $50 million, on the same terms and conditions as the original Facility. The Facility is available to fund working capital requirements and other general corporate purposes.

The Facility and the Senior Notes rank equally in terms of seniority. The Company has granted the lenders under the Facility and holders of the Senior Notes various collateral, including an interest in all of the assets of the Company. The covenants under the Facility and the Senior Notes require the Company to maintain certain ratios, including financial leverage, interest coverage and net worth. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

Long-term debt as at December 31, 2014 was prepared on a carve-out basis from Old FSV. Interest expense prior to June 1, 2015 was allocated on a carve-out basis and amounted to $3,626; interest expense from June 1, 2015 to December 31, 2015 was $5,451.

The effective interest rate on the Company’s long-term debt for the year ended December 31, 2015 was 4.1%. The estimated aggregate amount of principal repayments on long-term debt required in each of the next five years ending December 31 and thereafter to meet the retirement provisions are as follows:

2016	$4,041
2017	359
2018	263
2019	76
2020 and thereafter	196,460

9.	Redeemable non-controlling interests

The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

	2015	2014

Balance, January 1	$80,926	$81,407
RNCI share of earnings	4,560	3,105
RNCI redemption increment	12,243	10,117
Distributions paid to RNCI	(3,602)	(4,008)
Purchases of interests from RNCI, net	(17,817)	(11,064)
RNCI recognized on business acquisitions	1,696	1,676
Other	(447)	(307)
Balance, December 31	$77,559	$80,926

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares. The redemption amount as of December 31, 2015 was $76,332 (2014 - $80,071). The redemption amount is lower than that recorded on the balance sheet as the formula price of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at December 31, 2015, approximately 1,900,000 such shares would be issued, and would have resulted in an increase of $0.41 to diluted earnings per share for the year ended December 31, 2015.

10.	Capital stock

The authorized capital stock of the Company is as follows:

An unlimited number of Preferred Shares;

An unlimited number of Subordinate Voting Shares having one vote per share; and

An unlimited number of Multiple Voting Shares having 20 votes per share, convertible at any time into Subordinate Voting Shares at a rate of one Subordinate Voting Share for each Multiple Voting Share outstanding.

The following table provides a summary of total capital stock issued and outstanding:

	Subordinate Voting Shares		Multiple Voting Shares		Total Common Shares
	Number	Amount	Number	Amount	Number	Amount

Balance, December 31, 2015	34,613,317	$135,698	1,325,694	$373	35,939,011	$136,071

Pursuant to a restated management services agreement with the Company effective as of the 1st day of June, 2015, the Company agreed that it will make payments to a company (“FC Co”) indirectly owned by its Founder and Chairman that are contingent upon an arm’s length sale of control of the Company or upon a distribution of the Company’s assets to its shareholders. The payment amounts will be determined with reference to the consideration per Subordinate Voting Share received or deemed received by shareholders upon an arm’s length sale or upon a distribution of assets. The right to receive the payments may be transferred to person(s) who are not at arm’s length to FC Co. The agreement provides for FC Co to receive the following two payments. The first payment is an amount equal to 5% of the product of: (i) the total number of Subordinate and Multiple Voting Shares outstanding on a fully diluted basis at the time of the sale or distribution; and (ii) the per share consideration received or deemed received by holders of Subordinate Voting Shares minus a base price of C$2.351. The second payment is an amount equal to 5% of the product of: (i) the total number of Subordinate and Multiple Voting Shares outstanding on a fully diluted basis at the time of the sale or distribution; and (ii) the per share consideration received or deemed received by holders of Subordinate Voting Shares minus a base price of C$4.578. Assuming an arm’s length sale of control of the Company took place on December 31, 2015, the aggregate amount required to be paid to FC Co, based on a market price of C$55.90 (being the closing price per Subordinate Voting Share on the Toronto Stock Exchange on December 31, 2015), would be $140,742.

11.	Stock-based compensation

The Company has a stock option plan for certain officers and key full-time employees of the Company and its subsidiaries. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. As at December 31, 2015, there were 572,250 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards. Stock option activity for the year ended December 31, 2015 is follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value

Shares issuable under options - June 1, 2015	1,656,250	$16.90
Granted	35,000	38.55
Exercised	(480,000)	14.39
Shares issuable under options - December 31, 2015	1,211,250	$18.51	2.8	$26,548
Options exercisable - End of period	268,400	$14.57	1.7	$6,941

The Company incurred stock-based compensation expense related to these awards of $2,159 during the year ended December 31, 2015 (2014 - $1,719; 2013 - $1,860).

In the 2015 carve-out period, $968 of the 2015 stock-based compensation expense was an allocation from Old FSV. $1,191 was the expense from the period June 1, 2015 to December 31, 2015.

As at December 31, 2015, the range of option exercise prices was $11.02 to $20.52 per share. Also as at December 31, 2015, the aggregate intrinsic value and weighted average remaining contractual life for in-the-money options vested and expected to vest were $26,548 and 2.8 years, respectively.

The following table summarizes information about option exercises during year ended December 31, 2015:

2015

Number of options exercised	480,000

Aggregate fair value	$27,314
Intrinsic value	17,369
Amount of cash received	9,945

Tax benefit recognized	$5,905

As at December 31, 2015, there was $2,532 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 4 years. During the year ended December 31, 2015, the fair value of options vested was $1,576 (2014 - $1,564; 2013 - $1,752).

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, utilizing the following weighted average assumptions:

2015

Risk free rate	1.2%
Expected life in years	4.75
Expected volatility	31.6%
Dividend yield	0.8%

Weighted average fair value per option granted	$10.27

The risk-free interest rate is based on the implied yield of a zero-coupon US Treasury bond with a term equal to the option’s expected term. The expected life in years represents the estimated period of time until exercise and is based on historical experience. The expected volatility is based on the historical prices of the Company’s shares over the previous four years.

12.	Income tax

Income tax differs from the amounts that would be obtained by applying the statutory rate to the respective year’s earnings before tax. Differences result from the following items:

	2015	2014	2013
Income tax expense using combined statutory rate of 26.5% (2013 - 26.5%, 2012 - 26.5%)	$16,326	$10,185	$6,423
Permanent differences	488	583	446
Tax effect of flow through entities	(230)	(184)	(555)
Losses not previously recognized	-	-	(358)
Impact of changes in foreign exchange rates	(10)	(176)	(471)
Adjustments to tax liabilities for prior periods	1,393	432	(573)
Effects of changes in enacted tax rates	(42)	(63)	265
Changes in liability for unrecognized tax benefits	(130)	(229)	222
Foreign, state and provincial tax rate differential	3,750	1,741	(406)
Gain on disposition of preferred shares	1,246	-	-
Tax on preferred shares	-	-	518
Other taxes	(161)	(47)	274
Change in valuation allowances	782	-	-
Provision for income taxes as reported	$23,412	$12,242	$5,785

Earnings before income tax by jurisdiction comprise the following:

	2015	2014	2013
Canada	$8,590	$14,967	$5,407
United States	53,020	23,467	18,830
Total	$61,610	$38,434	$24,237

Income tax expense (recovery) comprises the following:

	2015	2014	2013
Current
Canada	$829	$6,360	$3,864
United States	10,757	4,901	11,000
	11,586	11,261	14,864
Deferred
Canada	1,352	(372)	(3,530)
United States	10,474	1,353	(5,549)
	11,826	981	(9,079)
Total	$23,412	$12,242	$5,785

The significant components of deferred income tax are as follows:

	2015	2014
Deferred income tax assets
Loss carry-forwards	$6,071	$2,674
Expenses not currently deductible	13,245	11,839
Stock-based compensation	2,420	4,044
Basis differences of partnerships and other entities	925	1,251
Allowance for doubtful accounts	2,967	2,026
Inventory and other reserves	548	1,405
	26,176	23,239
Deferred income tax liabilities
Depreciation and amortization	13,971	14,236
Prepaid and other expenses deducted for tax purposes	1,782	1,804
	15,753	16,040
Net deferred income tax asset before valuation allowance	10,423	7,199
Valuation allowance	783	-
Net deferred income tax asset	$9,640	$7,199

The recoverability of deferred income tax assets is dependent on generating sufficient taxable income before the 20 year loss carry-forward limitation. Although realization is not assured, the Company believes it is more likely than not that the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

The Company has gross operating loss carry-forwards as follows:

	Loss carry forward		Gross losses not recognized		Net
	2015	2014	2015	2014	2015	2014
Canada	$3,234	$6,963	$-	$-	$3,234	$6,963
United States	21,472	8,874	6,470	-	15,002	8,874

The Company has gross capital loss carry-forwards as follows:

	Loss carry forward		Gross losses not recognized		Net
	2015	2014	2015	2014	2015	2014
Canada	$-	$-	$-	$-	$-	$-
United States	-	-	-	-	-	-

These amounts above are available to reduce future federal and provincial income taxes in their respective jurisdictions. Net operating loss carry-forward balances attributable to the United States and Canada expire over the next 14 to 20 years. Capital losses attributable to Canada and the United States are carried forward indefinitely.

Cumulative unremitted earnings of US and foreign subsidiaries approximated $267,899 as at December 31, 2015 (2014 - $227,061). Income tax is not provided on the unremitted earnings of US and foreign subsidiaries because it has been the practice and is the intention of the Company to reinvest these earnings indefinitely in these subsidiaries.

A reconciliation of the beginning and ending amounts of the liability for unrecognized tax benefits is as follows:

Balance, December 31, 2013	$696
Reduction for lapses in applicable statutes of limitations	(202)
Balance, December 31, 2014	494
Increases based on tax positions related to 2015	(202)
Balance, December 31, 2015	$292

Of the $292 (2014 - $494) in gross unrecognized tax benefits, $292, (2014 - $494) would affect the Company’s effective tax rate if recognized. For the year ended December 31, 2015, a recovery of $34 in interest and penalties related to provisions for income tax was recorded in income tax expense (2014 - recovery of $27; 2013 - recovery of $19). As at December 31, 2015, the Company had accrued $50 (2014 - $84) for potential income tax related interest and penalties.

Within the next twelve months, the Company believes it is reasonably possible that $164 of unrecognized tax benefits associated with uncertain tax positions may be reduced due to lapses in statutes of limitations.

The Company’s significant tax jurisdictions include the United States and Canada. The number of years with open tax audits varies depending on the tax jurisdictions. Generally, income tax returns filed with the Canada Revenue Agency and related provinces are open for three to four years and income tax returns filed with the U.S. Internal Revenue Service and related states are open for three to five years.

The Company does not currently expect any other material impact on earnings to result from the resolution of matters related to open taxation years, other than noted above. Actual settlements may differ from the amounts accrued. The Company has, as part of its analysis, made its current estimates based on facts and circumstances known to date and cannot predict changes in facts and circumstances that may affect its current estimates.

13.	Net earnings per common share

Earnings per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position. The following table reconciles the denominator used to calculate earnings per common share:

	2015	2014	2013

Shares issued and outstanding at beginning of period	35,970,605	35,970,605	35,970,605
Weighted average number of shares:
Issued during the period	129,867	-	-
Repurchased during the period	(87,214)	-	-
Weighted average number of shares used in computing basic earnings per share	36,013,258	35,970,605	35,970,605
Assumed exercise of stock options, net of shares assumed acquired under the Treasury Stock Method	411,769	392,326	334,586
Number of shares used in computing diluted earnings per share	36,425,027	36,362,931	36,305,191

14.	Other supplemental information

	2015	2014	2013

Franchisor operations
Revenues	$98,376	$90,684	$80,450
Operating earnings	27,707	22,071	19,435
Initial franchise fee revenues	5,474	5,042	5,817
Depreciation and amortization	3,533	3,252	6,641
Total assets	86,982	94,843	118,847

Cash payments made during the period
Income taxes	$3,358	$21,432	$16,522
Interest	4,366	n/a	n/a

Non-cash financing activities
Increases in capital lease obligations	$1,217	$1,133	$1,150

Other expenses
Rent expense	$20,229	$19,408	$18,976

15.	Financial instruments

Concentration of credit risk

The Company is subject to credit risk with respect to its cash and cash equivalents, accounts receivable and other receivables. Concentrations of credit risk with respect to cash and cash equivalents are limited by the use of multiple large and reputable banks. Concentrations of credit risk with respect to the receivables are limited due to the large number of entities comprising the Company’s customer base and their dispersion across many different service lines in various countries.

Interest rate risk

The Company maintains an interest rate risk management strategy that uses interest rate hedging contracts from time to time. The Company’s specific goals are to: (i) manage interest rate sensitivity by modifying the characteristics of its debt and (ii) lower the long-term cost of its borrowed funds. Fluctuations in interest rates affect the fair value of the hedging contracts as their value depends on the prevailing market interest rate. Hedging contracts are monitored on a monthly basis.

Foreign currency risk

Foreign currency risk is related to the portion of the Company’s business transactions denominated in currencies other than U.S. dollars. A portion of revenue is generated by the Company’s Canadian operations. The Company’s head office expenses are incurred in Canadian dollars which is hedged by Canadian dollar denominated revenue.

Fair values of financial instruments

The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2015:

	Carrying value at	Fair value measurements
	December 31, 2015	Level 1	Level 2	Level 3

Contingent consideration liability	$3,316	$-	$-	$3,316

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 8% to 10%). The range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is a data point concentration at 9%. A 2% increase in the weighted average discount rate would reduce the fair value of contingent consideration by $28.

Balance, December 31, 2014	$6,095
Amounts recognized on acquisitions	4,544
Fair value adjustments	39
Resolved and settled in cash	(7,172)
Other	(190)
Balance, December 31, 2015	$3,316

Less: current portion	$2,206
Non-current portion	$1,110

The carrying amounts for cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated. The inputs to the measurement of the fair value of long term debt are Level 3 inputs. The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates (which range from 2.0% to 2.5%). The following are estimates of the fair values for other financial instruments:

	2015		2014
	Carrying amount	Fair value	Carrying amount	Fair value

Other receivables	$3,833	$3,833	$4,581	$4,581
Long-term debt	201,199	216,788	n/a	n/a

Other receivables include notes receivable from non-controlling shareholders and other non-current receivables.

16.	Commitments and contingencies

(a) Lease commitments

Minimum operating lease payments are as follows:

Year ended December 31
2016	$19,091
2017	15,152
2018	12,423
2019	10,913
2020	9,226
Thereafter	23,305

(b) Contingencies

In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

17.	Related party transactions

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the year ended December 31, 2015 was $0.4 million (2014 - $0.4 million). These amounts are settled monthly in cash, and are priced at market rates. The rental arrangements have fixed terms of up to 10 years.

As at December 31, 2015, the Company had $2.3 million of loans receivable from minority shareholders (December 31, 2014 - $2.5 million). The business purpose of the loans receivable was to finance the sale of non-controlling interests in subsidiaries to senior managers. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

In conjunction with the spin-off transaction on June 1, 2015, the Company entered into transition services agreement with Colliers which set out the terms under which certain administrative services, rent and other expenses would be allocated. During the period from the spin-off date to December 31, 2015, the Company paid $0.2 million in rent to Colliers.

18.	Segmented information

Operating segments

The Company has two reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. FirstService Residential provides property management and related property services to residential communities in North America. FirstService Brands provides franchised and Company-owned property services to customers in North America. Corporate includes the costs of operating the Company’s corporate head office. The reportable segment information excludes intersegment transactions.

2015	FirstService Residential	FirstService Brands	Corporate	Consolidated

Revenues	$1,017,506	$246,571	$-	$1,264,077
Depreciation and amortization	21,041	7,840	103	28,984
Operating earnings (loss)	47,550	35,079	(11,882)	70,747
Other income, net				(60)
Interest expense, net				(9,077)
Income taxes				(23,412)

Net earnings				$38,198

Total assets	$349,507	$239,394	$11,582	$600,483
Total additions to long lived assets	22,006	8,541	53	30,600

2014	FirstService Residential	FirstService Brands	Corporate	Consolidated

Revenues	$919,545	$212,457	$-	$1,132,002
Depreciation and amortization	19,644	6,734	96	26,474
Operating earnings (loss)	25,712	30,559	(10,650)	45,621
Other expense, net				(255)
Interest expense, net				(6,932)
Income taxes				(12,242)

Net earnings				$26,192

Total assets	$405,150	$253,225	$(42,831)	$615,544
Total additions to long lived assets	23,208	16,423	-	39,631

2013	FirstService Residential	FirstService Brands	Corporate	Consolidated

Revenues	$844,952	$193,135	$-	$1,038,087
Depreciation and amortization	30,655	8,557	104	39,316
Operating earnings (loss)	23,110	23,201	(9,228)	37,083
Other expense, net				(20)
Interest expense, net				(12,826)
Income taxes				(5,785)

Net earnings				$18,452

Total assets	$430,994	$226,649	$(47,346)	$610,297
Total additions to long lived assets	22,386	291	-	22,677

Geographic information

Revenues in each geographic region are reported by customer locations.

	2015	2014	2013

United States
Revenues	$1,181,435	$1,040,356	$950,046
Total long-lived assets	321,279	310,825	298,221

Canada
Revenues	$82,642	$91,646	$88,041
Total long-lived assets	36,420	44,688	39,942

Consolidated
Revenues	$1,264,077	$1,132,002	$1,038,087
Total long-lived assets	357,699	355,513	338,163

19.	Impact of recently issued accounting standards

In May 2014, FASB the issued ASU No. 2014-09, Revenue from Contracts with Customers. This ASU clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and is effective for the Company on January 1, 2017. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

In April 2015, FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs. The amendments in this ASU require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by amendments in this ASU. The ASU is effective for the Company on January 1, 2016, at which the time the guidance will be applied retrospectively.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes. This ASU simplifies the presentation of all tax assets and liabilities by no longer requiring an allocation between current and non-current. All deferred tax assets and liabilities, along with any related valuation allowance are to be classified as non-current on the balance sheet. While this change conforms to US GAAP and reduces complexity in financial reporting, it may have a significant impact on working capital and the related ratios. The guidance will be effective on January 1, 2017. The Company is currently assessing the impact of this ASU on its financial position.